Exhibit 99.1

NETCLASS TECHNOLOGY INC Expands AI Multilingual Assessment Market and International Strategic Partnerships

•	Signed a cooperation agreement with Shanghai Singapore International School to deploy the AI-powered CEPA platform
•	Launched Portuguese Proficiency Assessment System and signed an MOU with the University of Évora
•	Advancing cross-disciplinary research frameworks spanning AI education and healthcare

SINGAPORE and HONG KONG, June 11, 2026 – NETCLASS TECHNOLOGY INC (Nasdaq: NTCL; the “Company” or “NetClass”), a B2B smart education IT solutions provider with offices in Shanghai, Hong Kong, Singapore and Tokyo, today announced significant advancements in its artificial intelligence (“AI”) language proficiency assessment portfolio and international academic collaborations.

AI English Assessment Deployment with Shanghai Singapore International School

Building on the initial February 2026 launch of its Classroom English Proficiency Assessment (“CEPA”) platform, NetClass has signed a cooperation framework agreement with Shanghai Singapore International School (“SSIS”) to implement the system. The Company will provide the AI platform to help the school efficiently evaluate the language proficiency of students and staff for admissions, class placement, and training optimization. The partnership also established a framework for joint scientific research, including the co-publication of academic papers and research reports in the field of AI-assisted foreign language education.

Multilingual Expansion & International University Collaboration

Broadening its reach into multilingual markets, NetClass has launched its Portuguese proficiency assessment system (“ACCP”) and signed a Memorandum of Understanding (“MOU”) with the University of Évora in Portugal. This strategic framework outlines long-term collaboration across four core areas to maximize the social impact of AI innovation, including AI education innovation, smart healthcare research, academic and research exchange, and joint innovation projects.

“Our growth with the CEPA and the ACCP partnerships reflects how we are continuously advancing our product layout and expanding cooperation around AI-driven multilingual assessment,” said Dr. Jianbiao Dai, Chairman and Chief Executive Officer of NetClass. “Moving forward, we will continue to combine the actual needs of educational institutions in language learning, proficiency assessment, and teaching management. By exploring the application of AI technology in more languages and educational scenarios, we will lay a firm foundation for the long-term development of NetClass’s AI education business.”

About NETCLASS TECHNOLOGY INC

NETCLASS TECHNOLOGY INC is a B2B smart education specialist with offices in Shanghai, Hong Kong, Singapore, and Tokyo, providing innovative IT solutions to schools, training institutions, corporations, public agencies, and other organizations. Our services include SaaS subscription services and application software development, with solutions spanning teaching and campus management, online teaching, examinations, epidemic prevention, data storage, EDC (Education Credit) blockchain systems, and lecturer evaluation services. Our mission is to deliver reliable, high-quality products that drive sustainable growth for our customers. For more information, please visit the Company’s website: https://ir.netclasstech.com

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward- looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

NETCLASS TECHNOLOGY INC

Investor Relations

Email: ir@netclasstech.com

Jackson Lin

LLYC

Email: jian.lin@llyc.global